SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC (the ''Company'')

DISCLOSURE OF DIRECTOR'S DETAILS - Ann Godbehere

Director's other publicly quoted directorships (Listing Rule 9.6.14R)

Prudential plc confirms that Ann Godbehere, Non-executive Director of Prudential plc, who is also a director of UBS AG, was appointed as a director of UBS Group AG in connection with the share-for-share exchange offer between UBS AG and UBS Group AG.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact

Alan F. Porter, Group Company Secretary, 020 7004 4005
Sylvia Edwards, Deputy Group Secretary, 020 7548 3826

Date of notification

15 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 January 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary